Att 3.25.2004

CM 3.23

04017479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 South Gulph Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

PROCESSING SECTION RECEIVED MAR 01 2004 181 WASHINGTON, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Seidel 610-337-7640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name — *if individual, state last, first, middle name*)

125 Strafford Ave., Ste. 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/25

OATH OR AFFIRMATION

I, Kevin Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Director of Portfolio Management

Title

Notary Public

Notarial Seal
Susan Wenzlick, Notary Public
Radnor Twp., Delaware County
My Commission Expires Feb. 26, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Financial Statements

December 31, 2003

GIRARD PARTNERS, LTD.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2003 and 2002 and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beucler, Kelly & Irwin, Ltd.

January 15, 2004

Beucler, Kelly & Irwin, Ltd.

125 Strafford Avenue Suite 116
Wayne Pennsylvania 19087-3388
(610) 688-3200 (610) 687-1011 Fax (610) 688-1492
www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current Assets		
Cash	$ 25,881	$ 19,189
Accounts receivable	213	357
Unbilled fees and accrued commissions	115,000	76,500
Prepaid expenses	4,040	5,040
Total Current Assets	145,134	101,086
Property and Equipment		
Furniture and equipment (net of accumulated depreciation of $47,485 and $37,391 for 2003 and 2002, respectively)	41,918	52,012
Other Assets		
Security deposit	7,305	14,610
Total Other Assets	7,305	14,610
Total Assets	$ 194,357	$ 167,708

Liabilities and Stockholders' Equity

	2003	2002
Liabilities		
Accounts payable and accrued expenses	$ 1,146	$ 1,273
Payroll taxes payable	10,833	3,438
Total Current Liabilities	11,979	4,711
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	21,000	21,000
Retained earnings	144,878	125,497
Total Stockholders' Equity	182,378	162,997
Total Liabilities and Stockholders' Equity	$ 194,357	$ 167,708

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Income (Loss)
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Advisory and consulting fees	$ 396,068	$ 228,349
Dealer income	84,790	105,617
Insurance/Annuity commissions	17,260	10,109
Operating Revenue	498,118	344,075
Investment income	454	420
Rental income	22,000	15,000
Other Revenue	22,454	15,420
Total Revenue	520,572	359,495
Expenses		
Salaries	210,809	154,765
Payroll taxes	17,707	13,255
Employee benefits	17,145	11,827
SIMPLE contributions	4,998	3,724
Auto expense	4,443	4,017
Bank charges	280	554
Contributions	349	0
Commissions	4,319	0
Depreciation	10,094	12,633
Insurance	6,535	9,760
Legal and professional fees	11,805	8,333
Marketing	21,339	11,086
Miscellaneous	927	479
Office expense	25,850	25,881
Other tax	1,200	1,346
Registration fee	3,122	4,601
Rent	93,648	92,389
Telephone	8,822	9,093
Travel and entertainment	14,750	13,177
Utilities	8,049	7,097
Total Expenses	466,191	384,017
Net Income (Loss)	$ 54,381	$ (24,522)

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003 and 2002

	Common Stock				
	Number of Shares	Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	100	$ 16,500	$ 6,000	$ 160,019	$ 182,519
Stockholder Distributions				(10,000)	(10,000)
Stockholder Contributions			15,000		15,000
Net Loss for Year Ended December 31, 2002				(24,522)	(24,522)
Balance, December 31, 2002	100	16,500	21,000	125,497	162,997
Stockholder Distributions				(35,000)	(35,000)
Net Income for Year Ended December 31, 2003				54,381	54,381
Balance, December 31, 2003	100	$ 16,500	$ 21,000	$ 144,878	$ 182,378

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows from Operating Activities		
Net income (loss)	$ 54,381	$ (24,522)
Adjustments to reconcile net income (loss) to net cash Provided (used) by operating activities:		
Depreciation	10,094	12,633
(Increase) decrease in operating assets and increase (decrease) in operating liabilities:		
Unbilled fees and accrued commissions	(38,500)	2,500
Accounts receivable	144	(357)
Prepaid expenses	1,000	2,963
Security deposit	7,305	0
Accounts payable and accrued expenses	(127)	(117)
Payroll taxes payable	7,395	(234)
Net Cash Provided (Used) by Operating Activities	41,692	(7,134)
Net Cash Provided by Investing Activities	0	0
Cash Flows from Financing Activities		
Distributions to stockholders	(35,000)	(10,000)
Capital contributions	0	15,000
Net Cash Provided (Used) by Financing Activities	(35,000)	5,000
Increase (Decrease) in Cash and Cash Equivalents	6,692	(2,134)
Cash and Cash Equivalents, Beginning	19,189	21,323
Cash and Cash Equivalents, Ending	$ 25,881	$ 19,189
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Notes to Financial Statements
December 31, 2003

Note 1 – Nature of Operations

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2 – Summary of Significant Accounting Principles

Recognition of Income

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon third quarter and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

Note 2 – Summary of Significant Accounting Principles, Continued

Advertising Costs

Advertising costs are expensed when incurred.

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 4 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $13,902 at December 31, 2003.

Note 5 – Leases

The Company entered into a five-year lease agreement for office space beginning in October, 2000. Rent expense for 2003 and 2002 was $93,648 and $92,389, respectively. The Company subleased a portion of the space for a three-year term effective October, 2000. The sublease agreement is currently on a month-to-month basis providing income of $1,833 per month. Total rental income for 2003 and 2002 was $22,000 and $15,000, respectively. The Company also entered into a four-year automobile lease beginning in October, 2002. The monthly payment required is $330. Future minimum lease payments are as follows:

Year Ended December 31,	Lease Payments
2004	$ 96,650
2005	74,278
2006	2,970
	$ 173,898

Note 6 – Savings Incentive Match Plan for Employees

Effective February 26, 2001, the Company established a savings incentive match plan for employees (SIMPLE) under section 408(p) of the Internal Revenue Code. Employees who are reasonably expected to receive at least $5,000 in compensation for a calendar year are eligible to participate. For each calendar year, the Company is required to make either matching contributions up to a limit of 3% of the employees' compensation or nonelective contributions equal to 2% of the eligible employees' compensation. The Company's contributions amounted to $4,998 and $3,724 for the years ended December 31, 2003 and 2002, respectively.

Note 7 – Property and Equipment

Property and equipment consists of the following at December 31, 2003

	Useful Life	Cost
Computer equipment	3 – 5 years	$ 16,072
Office equipment	5 years	10,345
Office furniture	7 – 10 years	62,986
		89,403
Accumulated depreciation		(47,485)
Total Property and Equipment		$ 41,918

Depreciation expense amounted to $10,094 and $12,633 for the years ended December 31, 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

GIRARD PARTNERS, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Computation of Basic Net Capital Requirement
December 31, 2003

Total Stockholders' Equity from Statement of Financial Condition	$ 182,378
Deduct Nonallowable Assets	
Unbilled fees and accounts receivable	115,213
Security deposit	7,305
Prepaid expenses	4,040
Furniture and equipment at depreciated cost	41,918
	168,476
Net Capital Before Haircut on Securities	13,902
Haircut on Securities Held	0
Net Capital	$ 13,902
Computation of Basic Net Capital Requirement	
Net Capital Required as a Percentage of Aggregate Indebtedness	$ 799
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$ 5,000
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 8,902
Reconciliation of Net Capital with FOCUS Report	
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 13,902
Reconciling Differences	0
Net Capital per Above	$ 13,902

GIRARD PARTNERS, LTD.
Computation of Aggregate Indebtedness
December 31, 2003

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$ 11,979
Add:	
Drafts for immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Total Aggregate Indebtedness	$ 11,979
Ratio: Aggregate Indebtedness to Net Capital	.86 to 1

GIRARD PARTNERS, LTD.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation, Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2003

The Company is exempt from certain requirements under SEC rule 15c3-3 concerning the need to maintain special reserve bank accounts for the exclusive use of customers. This exemption is based on Section (k)(1) under rule 15c3-1.

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Girard Partners, Ltd. (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 STRAFFORD AVENUE SUITE 116
WAYNE PENNSYLVANIA 19087-3388
(610) 688-3200 (610) 687-1011 FAX (610) 688-1492
www.bkicpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5, (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly & Irwin, Ltd.

January 15, 2004

Beucler, Kelly & Irwin, Ltd.